

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2021

Jonathon M. Singer
Chief Financial and Operating Officer
Surgalign Holdings, Inc.
520 Lake Cook Road, Suite 315
Deerfield, IL 60015

> **Re: Surgalign Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2020**
> **File No. 333-251828**

Dear Mr. Singer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences